EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

	2001	2002	2003	2004	2005

	(In thousands, except ratios)
Net Income (Loss) from operations as reported	$(20,103)	$(916)	$16,298	$34,762	$66,713
Add: Fixed charges	137	165	235	2,094	3,092
Earnings as defined	(19,966)	(751)	16,533	36,856	69,805
Fixed charges	$137	$165	$235	$2,094	$3,092
Ratio of earnings to fixed charges(1)	—	—	70.5	17.6	22.6

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt insurance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were sufficient to cover fixed charges in 2001 and 2002 by amounts equal to the net loss for the period.